August 1, 2022

Division of Corporation Finance
Office of Energy & Transportation

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission

Staff Comments dated August 1, 2022

Augusta Gold Corp.

Registration Statement on Form S-3
Filed July 8, 2022

File No. 333-266055

Ladies and Gentlemen:

This letter responds to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in your letter dated August 1, 2022 (the “Comment Letter”) regarding the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of Augusta Gold Corp. (the “Company”, or “our”). For your convenience, the Company’s numbered responses below contain each of the Staff’s comments from the Comment Letter and correspond to the numbered comments contained in the Comment Letter.

Our responses are as follows:

Staff Comment No. 1

Registration Statement on Form S-3 filed July 8, 2022

General

1.	We note the closing prices for your common stock on the TSX for the sixty days prior to the filing of this Form S-3 on July 8, 2022. It does not appear that the aggregate market value of the voting and non-voting common equity held by non-affiliates of Augusta Gold would be $75 million (U.S.) or more for purposes of Form S-3, General Instruction I.B.1. Please explain to us how Augusta Gold met the market value threshold of General Instruction I.B.1 as of the filing date. In the alternative, please demonstrate to us how you satisfy one of the other conditions set forth in General Instruction I.B, or re-file the registration statement on an appropriate form.

United States Securities and Exchange Commission
August 1, 2022

Company Response to Staff Comment No. 1

Further to Compliance and Disclosure Interpretation 116.06, the Company used its issued and outstanding common shares as of date of filing of the Registration Statement on July 8, 2022. On July 8, 2022, the Company had 79,204,606 common shares issued and outstanding. On that date, affiliates, including executive officers, directors and 10% and greater shareholders, held 32,590,388 common shares, leaving 46,614,218 common shares in the public float. Further to Compliance and Disclosure Interpretation 116.06, the Company selected May 27, 2022 as the date for determining the price of the common shares for calculating the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company under General Instruction I.B.1. On that date, the Company’s common shares closed at a price of $1.81 as quoted on the OTCQB Venture Market and the average of the bid and the ask on that date was $1.795, resulting in the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company being $84,371,734 and $83,905,592, respectively. Using the closing price on the Toronto Stock Exchange on May 27, 2022, of C$2.29, converted into US dollars using an exchange rate on May 27, 2022 of C$1.2738 to US$1.00, gives a closing price of $1.80 and a resulting aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company of $83,905,592. In either case, the Company believes that it meets the requirement of having the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company of $75 million and can file the Registration Statement under General Instruction I.B.1.

Should you have any further comments or questions about the Registration Statement or this letter, please contact our legal counsel, Jason K. Brenkert of Dorsey & Whitney LLP at 303-352-1133 or brenkert.jason@dorsey.com. We thank you for your time and attention.

Very truly yours,

AUGUSTA GOLD CORP.

By:	/s/ Tom Ladner
Name: Tom Ladner
Title: VP Legal